September 16, 2005



Mr. David C. Ferguson
Chief Financial Officer
TransGlobe Energy Corporation
Suite 2500
605 - Fifth Avenue, S.W.
Calgary, Alberta
Canada T2P 3H5


	Re:	TransGlobe Energy Corporation
		Form 40-F for Fiscal Year Ended December 31, 2004
Filed March 29, 2005
      File No. 001-31891


Dear Mr. Ferguson:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Engineering comments, if any, will be forthcoming. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended December 31, 2004

Consolidated Statements of Cash Flows

1. We note you present a subtotal of Cash flow from operations in your reconciliation of net income to net cash provided by operating activities. We also note your disclosure under Selected Annual and
Quarterly Information, where you indicate that this measure is non-
GAAP and "represents cash generated from operating activities before changes in non-cash working capital." Please support your presentation of this subtotal under Canadian GAAP as there does not appear to be a provision within CICA 1540 for this presentation. In this regard, note that the Illustrative example in CICA 1540 presents a subtotal that includes "items not affecting cash" before arriving at "Net cash provided by (used in) operating activities" that does not include net income.

General and Administrative Expenses

2. We note that you have capitalized approximately 35% of gross G&A for the fiscal year ended December 31, 2004. Please confirm, for Canadian to US GAAP reconciliation purposes, that you have complied with Article 4-10(c)(2) of Regulation S-X, which stipulates that any internal costs that are capitalized shall be limited to those costs that can be directly identified with acquisition, exploration and development activities undertaken. We note your disclosure within your Property and Equipment accounting policy that capitalized costs include "overhead charges directly related to acquisition, exploration and development activities."

Closing Comments

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Jennifer Goeken at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

								Sincerely,



								Jill S. Davis
								Branch Chief

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Mr. David C. Ferguson
TransGlobe Energy Corporation
September 16, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
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